Exhibit 99.2

Management’s Discussion and Analysis of Financial Position
and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or “IMG” or the “Company”), dated August 7, 2008, should be read in conjunction with the MD&A for the year ended December 31, 2007, the Company’s annual audited consolidated financial statements and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited consolidated interim financial statements and notes contained in this report.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All figures in this MD&A are expressed in US dollars, unless stated otherwise.  Additional information on IAMGOLD can be found at www.sedar.com, www.sec.gov/edgar.shtml, or www.iamgold.com.  IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD is an established gold mining and exploration company.  IAMGOLD’s interests include eight operating gold mines, a niobium producer, a diamond royalty and exploration projects located throughout Africa and the Americas.

Financial Highlights

•
Net earnings increased by $114.7 million to $33.3 million or $0.11 per share in the second quarter of 2008 compared to a net loss of $81.4 million or $0.28 per share loss in the second quarter of 2007.  On an adjusted basis, net earnings increased by 169% to $33.3 million or $0.11 per share in the second quarter of 2008 compared to adjusted net earnings of $12.4 million or $0.04 per share in the second quarter of 2007. (1) (2)

•	Significant increase of 219% in operating cash flow to $44.9 million in the second quarter of 2008 compared to $14.1 million in the second quarter of 2007.

•
Gold production in the second quarter of 2008 was 255,000 ounces at an average cash cost (2) of $472 per ounce compared to 251,000 ounces at an average cash cost of $413 per ounce in the second quarter of 2007.  Increased royalty costs driven by higher gold prices, rising fuel prices and the impact of a weaker US dollar were partially mitigated by operating efficiencies.

•	Production outlook for 2008 increased to 950,000 ounces of gold at a revised cash cost of $485-$495 per ounce.

•
Exploration and development expenditures were $17.4 million during the second quarter of 2008.  Near-mine exploration and development costs were $9.1 million including activities on the Company’s Westwood project, greenfields exploration expenditures totaled $5.9 million and other capitalized development expenditures totaled $2.4 million.

•	Strong cash and gold bullion position of $295.7 million (valuing gold bullion at market) together with a $140.0 million five-year revolving credit facility provide significant financial flexibility.

•
The operating margin per kilogram of niobium for the Niobec mine(2) continued to expand for the second quarter and first half of 2008 by 67% and 100% respectively, compared to the same periods in 2007.

(1)	Adjusted net earnings for the second quarter of 2007 exclude the $93.7 million impairment charge related to the Mupane mine.

(2)
Adjusted net earnings, Cash cost, and Operating margin per kilogram of niobium for the Niobec mine are non-GAAP measures.  Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP.

Achievements

•
The Company continued to focus its efforts on significantly accelerating the Westwood Project. As a result, “Warrenmac”, a near surface zone within the Westwood resource, could be producing as early as the second half of 2010. In July 2008, the Company announced a 5% increase in contained gold ounces in the Westwood inferred resource.  The revised inferred resources contain 3.5 million ounces of gold within 14.2 million tonnes of material at an average grade of 7.6 grams per tonne of gold using a cut-off grade of 3.0 grams per tonne.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

•
The Mupane gold mine transitioned to owner-mining in July 2008, which is expected to lower cash costs by at least $40 per ounce compared to the previous life-of-mine plan.  During the quarter, a transfer of an existing mining fleet to Botswana was initiated which will allow the Mupane gold mine to begin owner-mining in the third quarter of 2008.  In July 2008, the Company announced that as a result of this initiative, the reserves at Mupane increased by 64,000 ounces and the life of the operation was extended by four to six months to mid 2012.

•
The Yatela mine engaged a new mining contractor to begin operations during the third quarter of 2008, which is expected to lower cash costs by approximately $40 per ounce compared to current operating costs.

•
The Company continues to increase the value of the Niobec mine (a non-gold asset), with the expected completion of an $8.0 million paste backfill plant by mid 2010.  This project could double existing reserves and reduce future development and operating costs.  The expected rate of return on the paste backfill is in excess of 20% at long-term niobium prices.

•	In June 2008, at the Rosebel gold mine, the Company successfully resolved the 21 hour work stoppage by proactively working with the workers’ union.

•	Despite the traditionally challenging rainy season, which generally lowers production, Rosebel produced more gold in the second quarter of 2008 compared to the first quarter of 2008.

•
The Company prepared and published its first Health, Safety & Sustainability Report which was guided by the Global Reporting Initiative (GRI).  The report describes how IAMGOLD approaches sustainability reporting, as well as detailed information on the 2007 programs and performance in the areas of community relations, environment, health and safety, and employee well-being.

•
The Company took a significant step towards achieving its goal of becoming a global leader in sustainable development by launching its comprehensive Zero Harm program to all employees.  Zero Harm establishes IAMGOLD’s commitment to:

1.             maintain the highest standards in human health,
2.             have a positive impact on the environment, and
3.             work in close co-operation with communities in which it operates.

Zero Harm is defined as no fatalities, no lost time due to accidents, no significant social impact and no environmental impact.  Further expected benefits include lower costs and increased productivity.  The objective of programs such as Zero Harm is to promote IAMGOLD as a partner of choice for countries seeking to develop responsible mining.

Recent events and initiatives

•
In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation for cash consideration of $13.0 million. The transaction eliminates the royalty obligation on the Doyon mine and any royalty costs on future production at Westwood.  At current gold prices, this transaction is estimated to reduce cash costs at the Doyon division by approximately $80 per ounce and increase depreciation by approximately $80 per ounce for the remainder of the year.

•
Following the French Government’s denial of the permit for the construction of Camp Caiman and the declaration of the need to review the existing mining code, the Company has filed the appropriate legal claims to protect its rights and interests.  Despite the setback, the Company continues to work with the French mining and environmental administration to ensure that the new mining framework that is currently being developed provides a basis for the highest standards for responsible mining that is economically viable.

•
Results from the metallurgical heap leach test work on material from Buckreef and Busolwa-Buziba resources were received in June.  These results are currently being incorporated into a scoping study.  A revised resource and reserve was announced in July, which incorporated an inferred resource estimate for the previously unreported Bukoli-Minzwel trend.

•
In July 2008, the Company released its pre-feasibility study for the Quimsacocha project with encouraging results. The project is expected to produce an average of 202,000 ounces of gold per year at an average cash cost (before royalties and profit sharing) of $272 per ounce during its projected life of seven and half years with an estimated payback of 3 years.  The Company will work to complete the feasibility study and both the environmental and social impact assessments.  The Company looks forward to resuming exploration drilling on new targets within the concessions following approval of the new Mining Code.  The Government of Ecuador continues to advance the process of revising the Mining Code.  Construction is expected to commence in 2010 with commercial production in the second half of 2011 all of which will be dependent on the finalization of the mining code and receipt of permits.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

•	In July 2008, the Company announced the discovery of multiple zones of significant gold mineralization at its wholly-owned Boto property in Senegal, West Africa.

•
In May 2008, IAMGOLD announced that it has entered into an agreement with Rio Alto Mining Limited (“Rio Alto”) for the sale of its Peruvian development gold-copper La Arena project, for a consideration of $47.6 million in cash and a 5.5% interest in Rio Alto.  Rio Alto is required to obtain funding to complete the transaction.  In light of information from Rio Alto’s financial advisors on raising funds for the transaction, IAMGOLD and Rio Alto are considering different financial structures to conclude the transaction for the same aggregate consideration.

Operations

The following table highlights IAMGOLD’s percentage share of producing mines as it relates to how the Company’s financial position and operating results are calculated for mining operating segments.

		Reporting	Geographic	IAMGOLD Share
Mine	Operator	Segment	Location	2008	2007
Rosebel	IAMGOLD	Gold	Suriname	95%	95%
Doyon Division	IAMGOLD	Gold	Canada	100%	100%
Sleeping Giant	IAMGOLD	Gold	Canada	100%	100%
Mupane	IAMGOLD	Gold	Botswana	100%	100%
Niobec	IAMGOLD	Non-gold	Canada	100%	100%
Joint Ventures:
Sadiola	AngloGold Ashanti	Gold	Mali	38%	38%
Yatela	AngloGold Ashanti	Gold	Mali	40%	40%
Working Interests:
Tarkwa	Gold Fields limited	Gold	Ghana	18.9%	18.9%
Damang	Gold Fields Limited	Gold	Ghana	18.9%	18.9%

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Summarized Financial Results

(in $000’s) (unaudited)	As at June 30, 2008	As at December 31, 2007	% Change
Financial Position	$	$
Cash and cash equivalents and gold bullion
• at fair value	295,743	242,458	22%
• at cost	205,289	167,247	23%
Total assets	2,247,579	2,195,612	2%
Long-term debt	6,130	10,229	(40%)
Shareholders’ equity	1,826,829	1,751,316	4%

(in $000’s, except where noted)	Three months ended June 30,			Six months ended June 30,
(unaudited)	2008	2007	% Change	2008	2007	% Change
Results of Operations	$	$	$	$	$
Revenues	225,098	167,306	35%	433,050	313,664	38%
Mining costs	120,199	110,908	8%	228,283	206,482	11%
Depreciation, depletion and amortization	47,207	28,884	63%	87,892	52,474	67%
Earnings from mining operations	57,692	27,514	110%	116,875	54,708	114%
Earnings from working interests	9,188	6,313	46%	20,081	12,597	59%
Total earnings from operations and working interests(1)	66,880	33,827	98%	136,956	67,305	103%
Net earnings (loss)	33,271	(81,370)	n/a	67,644	(70,085)	n/a
Impairment charges	-	93,725		-	93,725
Adjusted net earnings(2)	33,271	12,355	169%	67,644	23,640	186%
Basic and diluted net earnings (loss) per share	0.11	(0.28)	n/a	0.23	(0.24)	n/a
Adjusted basic and diluted net earnings per share(2)	0.11	0.04	175%	0.23	0.08	188%
Cash Flows
Operating cash flow	44,861	14,063	219%	117,602	30,714	283%
Key Operating Statistics
Average realized gold price ($/oz)	878	660	33%	888	654	36%
Gold produced (000ozs – IMG share)	255	251	2%	489	470	4%
Cash cost ($/oz)(3)	472	413	14%	474	414	14%

(1)	Total earnings from operations and working interests is a non-GAAP measure. Please refer to consolidated statements of earnings for reconciliation to GAAP.
(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings (loss) before impairment charges.  Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

(3)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Quarterly Financial Review

(in $000’s, except where noted) (Unaudited)	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
	$	$	$	$	$	$	$	$
Revenues	225,098	207,952	194,246	170,221	167,306	146,358	121,250	65,659

Net earnings (loss)	33,271	34,373	8,498	19,527	(81,370)	11,285	9,367	13,425
Add back:
Impairment charges	-	-	5,903	-	93,725	-	1,382	200
Adjusted net earnings(1)	33,271	34,373	14,401	19,527	12,355	11,285	10,749	13,625
Basic and diluted net earnings (loss) per share	0.11	0.12	0.03	0.07	(0.28)	0.04	0.04	0.08
Adjusted basic and diluted net earnings per share (1)	0.11	0.12	0.05	0.07	0.04	0.04	0.04	0.08

(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

IAMGOLD Attributable Gold Production and Costs

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost per ounce of production.

	Gold Production		Total Cash Cost(1)		Gold Production		Total Cash Cost(1)
(Unaudited)	(thousands of ounces)		($/oz)		(thousands of ounces)		($/oz)
	Three months ended		Three months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
	2008	2007	2008	2007	2008	2007	2008	2007
IMG Operator
Rosebel (95%)	75	69	$485	$466	147	115	$486	$482
Doyon Division (100%)	29	34	631	533	58	65	633	522
Sleeping Giant (100%)	24	18	311	298	42	35	354	314
Mupane (100%)	25	24	378	499	45	41	398	561
Joint Venture
Sadiola (38%)	45	34	414	406	82	65	408	407
Yatela (40%)	15	33	583	227	32	68	487	203
	213	212	$464	$419	406	389	$468	$421
Working interests
Tarkwa (18.9%)	32	32	$478	$329	63	65	$470	$352
Damang (18.9%)	10	7	625	584	20	16	604	519
	42	39	$513	$375	83	81	$502	$385
Total	255	251	$472	$413	489	470	$474	$414

(1)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Total attributable production reached 255,000 ounces in the second quarter of 2008, representing a 2% increase from the second quarter of 2007.  The increase is mainly a result of additional production at Sadiola, Rosebel, and Sleeping Giant, partially offset by a decrease in production at Yatela and the Doyon division.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

The following table details the royalty expense included in cash costs.
	Three months ended June 30,			Six months ended June 30,
Cash cost per ounce of gold ($/oz)(1) (Unaudited)	2008	2007	% Change	2008	2007	% Change
Cash cost excluding royalties	$410	$372	10%	$411	$374	10%
Royalties	62	41	51%	63	40	58%
Cash cost	$472	$413	14%	$474	$414	14%

(1)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Consolidated cash costs increased by 14% or $59 per ounce in the second quarter of 2008 to $472 per ounce compared to $413 per ounce in the second quarter of 2007.  Consolidated cash costs were $474 per ounce in the first half of 2008, compared to $414 per ounce in the first half of 2007.  The increase in the consolidated cash cost per ounce of gold in 2008 compared to 2007 is attributable to higher:

($/oz)	Three months ended June 30,	Six months ended June 30,
Gold production	$(6)	$(14)
Royalty expense	21	23
Cost of labor, consumables and energy	44	51
Increase in consolidated cash costs in 2008 compared to 2007	$59	$60

Financial Results

Net earnings increased by $114.7 million to $33.3 million or $0.11 per share in the second quarter of 2008 compared to net loss of $81.4 million or $0.28 per share loss in the second quarter of 2007.  Net earnings were $67.6 million or $0.23 per share in the first half of 2008, compared to net loss of $70.1 million or $0.24 per share loss in the first half of 2007.  Net loss for the second quarter of 2007 and first half of 2007 includes the impairment charge of $93.7 million related to the Mupane mine.

The increase in net earnings in 2008 compared to 2007 is attributable to the following:

($ millions)	Three months ended June 30,	Six months ended June 30,
Revenues are higher due to:
Metal prices	$55.7	$114.3
Sales volumes	1.8	4.2
By-products credits and royalty income	0.3	0.9
Mining costs are higher due to:
Royalty expenses	(5.1)	(11.3)
Operating costs	(5.1)	(15.7)
Volume of inputs	(0.6)	(5.1)
Inventory movement	1.5	10.3
Higher depreciation, depletion and amortization	(18.3)	(35.4)
Higher earnings from working interests	2.9	7.5
Higher income and mining taxes	(16.3)	(27.1)
Higher other income and other expenses	4.2	1.4
Increase in adjusted net earnings compared to 2007	$21.0	$44.0
Impairment charge of Mupane in 2007	93.7	93.7
Increase in net earnings in 2008 compared to 2007	$114.7	$137.7

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Operating cash flow for the second quarter of 2008 was $44.9 million compared to $14.1 million in the second quarter of 2007.  The significant increase in operating cash flow was mainly driven by higher gold and niobium prices, higher volume of gold ounces sold, partially offset by higher mining costs due to increased royalties, labor, consumables and energy costs.  Cost increases during the quarter were partially mitigated by cost improvement initiatives such as lowering contract mining costs, increasing mill recoveries, and reducing maintenance costs and fuel consumption, all of which contributed to increased cash flow during the quarter.  Operating cash flow for the first half of 2008 was $117.6 million compared to $30.7 million during the first half of 2007.

One of IAMGOLD’s policies is to invest in gold bullion to increase shareholder value through the appreciation of gold.  The Company continues to maintain a strong balance sheet, with cash and cash equivalents, and a gold bullion position totaling $295.7 million as at June 30, 2008 compared to $242.5 million at the end of 2007 with gold bullion valued at market.

Revenues

The following table presents the total ounces of gold sold and the realized gold price per ounce.
	Gold Sales (thousands of		Realized Gold Price		Gold Sales (thousands of		Realized Gold Price
(Unaudited)	ounces)		($/oz)		ounces)		($/oz)
	Three months ended		Three months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
	2008	2007	2008	2007	2008	2007	2008	2007
IMG Operator and Joint Venture	210	205	$874	$658	401	392	$884	$653
Working interests	42	39	896	669	83	81	906	659
Total (1)	252	244	$878	$660	484	473	$888	$654

(1)
Attributable sales volume for the second quarter of 2008 and 2007 were 248,000 ounces and 241,000 ounces, respectively, after taking into account 95% of sales of Rosebel.  Attributable sales volume for the first half of 2008 and 2007 were 477,000 ounces and 468,000 ounces, respectively, after taking into account 95% of sales of Rosebel.

IAMGOLD’s consolidated revenues in the second quarter of 2008 were $225.1 million, 35% higher than the $167.3 million in the second quarter of 2007, and consolidated revenues in the first half of 2008 were $433.1 million, 38% higher than the $313.7 million in the first half of 2007.

The increase in revenues in 2008 compared to 2007 is attributable to the following:

($ millions)	Three months ended June 30,	Six months ended June 30,
Metal prices:
Higher gold prices	$45.3	$92.8
Higher niobium prices	10.4	21.5
Sales volume:
Higher gold sales volume	2.8	5.7
Lower niobium sales volume	(1.0)	(1.5)
Higher by-product credits and royalty income	0.3	0.9
Increase in revenues in 2008 compared to 2007	$57.8	$119.4

Revenue from gold increased as the realized gold price (excluding working interests) increased in the second quarter of 2008 and the first half of 2008 by 33% and 35%, respectively, compared to the same period in 2007.  In addition, a 2% increase in gold sales volume (excluding working interests) for the current quarter and the first half of 2008 compared to 2007 had a positive impact on revenue.  Revenue from niobium increased as niobium prices for the second quarter of 2008 and the first half of 2008 strengthened by 37% and 43%, respectively, compared to the same period in 2007.  This was partially

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

offset by a 3% decrease in sales volume of niobium due to lower grades mined during the current quarter and the first half of the year, compared to the same period in 2007.

Royalty Interests

Revenues from royalty interests were $1.9 million during the second quarter of 2008 compared to $2.0 million during the second quarter of 2007.  Royalty revenues are derived from the Diavik royalty interest, a property based in Yellowknife, Northwest Territories with an expected mine life in excess of 15 years.

Mining Costs

Mining costs were $120.2 million for the second quarter of 2008, an increase of $9.3 million or 8% compared to $110.9 million in the second quarter of 2007, and during the first half of 2008, mining costs were $228.3 million, an increase of $21.8 million or 11% compared to $206.5 million during the first half of 2007.

The increase in mining costs in 2008 compared to 2007 is attributable to higher:
($ millions)	Three months ended June 30,	Six months ended June 30,
Royalty expenses	$5.1	$11.3
Operating costs	5.1	15.7
Volume of inputs	0.6	5.1
Inventory movement	(1.5)	(10.3)
Increase in mining costs in 2008 compared to 2007	$9.3	$21.8

The increase in royalty expenses is driven by an increase in the gold price compared to 2007.  Operating costs increased as a result of higher costs of inputs such as labor, energy and consumables.  In addition, operating costs were negatively impacted by the weakening of the US dollar at the Canadian operations. The increase in operating costs resulting from the weakening US dollar during the second quarter of 2008 and the first half of 2008 was $3.0 million and $8.3 million, respectively, compared to the same periods in 2007.  The inventory movement represents the impact of carrying higher production in closing inventory at the end of June 2008 compared to the end of June 2007, due to timing of shipments.

Depreciation, Depletion and Amortization

In the second quarter of 2008, depreciation, depletion and amortization of $47.2 million was 63% higher than the $28.9 million in the second quarter of 2007, as a result of higher production and the effect of the prospective application of the final purchase price equation of the Cambior acquisition at the end of 2007. Depreciation, depletion and amortization for the first half of 2008 was $87.9 million compared to $52.5 million during the first half of 2007.  Depreciation for the second quarter of 2008 was $6.5 million higher compared to the first quarter of 2008 mainly due to higher production.

Corporate Administration

Corporate administration expenses in the second quarter of 2008 increased by $1.2 million to $10.0 million compared to $8.8 million during the second quarter of 2007, primarily related to $0.7 million due to the weakening of the US dollar relative to the Canadian dollar, and $0.5 million due to additional corporate initiatives compared to the second quarter of 2007.  Corporate administration expenses in the first half of 2008 were $18.6 million compared to $15.2 million during the first half of 2007.

Other Income

Other income in the second quarter of 2008 was $8.4 million compared to $0.6 million during the second quarter of 2007, and $8.3 million during the first half of 2008 compared to $1.5 million during the first half of 2007.  The increase in 2008 is mainly due to a reversal of a provision of $4.4 million for interest on a tax assessment that was previously recorded, a gain on disposal of an exploration property for $1.8 million, the reversal of an accrued liability of $1.2 million related to a prior acquisition, and interest income of $0.6 million.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions in which it operates.  The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes.  It should be noted that taxes are calculated at the entity level and aggregated for consolidated financial reporting purposes.

During the second quarter of 2008, income and mining taxes totaled $21.1 million compared to $4.9 million in the second quarter of 2007.  During the first half of 2008, income and mining taxes were $40.5 million during the first half of 2008 compared to $13.4 million during the first half of 2007.  The increases relating to both the second quarter and first half are mainly due to the higher taxable income realized by the Rosebel mine, and to the non-cash future tax expense relating to the Canadian mining operations.

The actual effective tax rates for the second quarter and the first half of 2008 were 39% and 37%, respectively, due to the impact of permanent items not deductible for tax purposes, provincial mining taxes, future Canadian tax rate changes and exploration losses not tax benefited.

Outlook

	Revised outlook	Original outlook
	2008 (issued in August 2008)	2008 (issued January 2008)
Attributable share of gold production (000 oz)	950	920
Cash cost ($/oz)	$485-$495	$455-$470
Projected gold price ($/oz)	$900	$700
Projected oil price ($/barrel)	$120	$90
Projected foreign exchange rate (C$/US$)	1.01	1.05

The Company has increased its original production outlook by 30,000 ounces and is expected to produce 950,000 attributable ounces in 2008, representing an increase of 3% compared to the original guidance.  The increase is mainly due to production gains at the mines which the Company operates.

Cash costs for the 2008 fiscal year have been revised to $485-$495 per ounce, an increase of 5%-7% or $25-$30 per ounce compared to the original guidance.

The original outlook for cash costs, using revised prices for gold and oil, and revised exchange rate assumptions would have been $500-$515 per ounce based on the sensitivities provided with the original guidance.  The increase in cash costs is a result of higher:

•	royalty expenses driven by an increase in the gold price assumption,
•	energy costs inputs due to the increase in global oil prices, and
•	mining costs at the Company’s Canadian operations as a result of the weakening of the US dollar,
•	partially offset by higher gold production, which resulted in lowering cash costs, and cost reduction initiatives at the various sites.

The revised cash cost guidance, therefore, is approximately $15-$20 per ounce lower than would have been expected based on the original guidance.  This has been achieved through continued focus on cost reduction.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s revised guidance for 2008.

	Change of	Impact on the 2008 cash costs by $/oz
Gold price	$50/oz	$5
Oil price	$10/barrel	$6
Canadian dollar per US dollar	10%	$8

Cash cost estimates are based on the assumptions including, but not limited to, those noted above. Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company.  Actual results may vary significantly from guidance.

Niobium production in 2008 is expected to be similar to production in 2007 and operating margins are expected to rise for the remainder of 2008.  Production costs can be affected by changes in the foreign exchange rate.

The Company will continue to focus on increasing reserves and production at its existing operations and through acquisitions, as well as focus on containing and reducing cash costs.  Acquisition opportunities will focus on economic return, including the ability to decrease the Company’s long-term cost structure.  The Company’s strategy includes acquisitions that will increase production by at least 100,000 ounces per year, have a demonstrated exploration upside, create a geographic fit with the Company’s existing profile, and reduce the Company’s political risk profile.

The Company is committed to the completion of all capital projects on budget.

Market Trends

Gold Market

During the second quarter of 2008, the gold market price continued to display considerable volatility averaging $896 per ounce with daily closings between $853 and $946 per ounce throughout the second quarter of 2008, compared to an average price of $667 per ounce in the second quarter of 2007 and $925 per ounce in the first quarter of 2008. The closing price at June 30, 2008 was $930 per ounce.

Niobium Market

In 2008, demand for niobium, a strengthening element used in the manufacturing of high strength low alloy steel, continued to be strong.  Although demand in North America has slightly declined due to weakening in the automobile sector, this has been more than offset by increase demand in other sectors including growth in China where consumption remains strong.  Niobium demand closely follows the demand for steel, amplified by a trend over time to increase the usage of niobium per tonne of steel produced.  Niobium prices, like demand, have continued to rise sharply during the first half of 2008, as have most consumables tied to the production of steel and a further price appreciation is expected in the second half of this year.

Currency

The Company’s reporting currency is the US dollar. Movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mines and corporate costs. The Canadian dollar reached 1.0197 as at June 30, 2008 compared to 0.9913 as at December 31, 2007.  During the second quarter of 2008, the average rate was 1.0101 compared to 1.0975 in the second quarter of 2007 and 1.0042 in the first quarter of 2008.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Oil Price

Oil prices averaged $124 per barrel in the second quarter of 2008 compared to $65 per barrel in the second quarter of 2007, an increase of 91%.  Oil price closed at $140 per barrel at the end of the second quarter of 2008, an increase of 46% compared to the end of 2007 driven by the US dollar weakness.

Results of Operations

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Summarized Results
100% Basis

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	9,912	10,099	10,073	10,518	8,167	7,205
Strip ratio(a)	3.8	4.1	3.8	3.5	3.3	4.0
Ore milled (000t)	2,002	1,931	1,958	2,076	1,949	1,522
Head grade (g/t)	1.3	1.3	1.4	1.2	1.2	1.1
Recovery (%)	93	93	93	93	93	90
Gold production – 100% (000 oz)	79	76	82	75	71	48
Gold production – 95% (000 oz)	75	72	77	71	69	46
Gold sales – 100% (000 oz)	77	70	74	74	71	48
Gold revenue ($/oz)(b)	$904	$926	$819	$668	$660	$652
Cash cost excluding royalties ($/oz)	$379	$385	$312	$395	$401	$442
Royalties ($/oz)	106	103	91	63	65	63
Cash cost ($/oz)(c)	$485	$488	$403	$458	$466	$505

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the second quarter of 2008, the number of attributable ounces of gold produced by the Rosebel mine was 75,000 ounces, an increase of 9% compared to 69,000 ounces in the second quarter of 2007.  The increase in gold production was due to a higher grade processed and from increased overall mining rates.

During the second quarter of 2008, management worked together with the mine workers’ union and successfully resolved a 21 hour work stoppage at Rosebel.  As a result, the mining tonnage was only marginally lower than the first quarter of 2008.  Continued productivity improvements led to higher gold production in the current quarter as compared to the first quarter of 2008.  Productivity improvements included successfully maintaining gold recoveries at previous levels despite a coarse material feed.  The mine concluded a one-month test utilizing caustic soda instead of lime as a pH modifier in the mill, which showed potential for improving mill recovery.  In addition, the fleet of trucks purchased in the first quarter of 2008 was fully operational and increased the mine tonnage despite the historical decrease of output during the rainy season.

Cash costs were $485 per ounce for the second quarter of 2008 compared to $466 per ounce for the second quarter of 2007.  Cash costs increased $19 per ounce as a result of:

•	higher royalties of $41 per ounce driven by a rise in gold prices
•	increased cost of energy and consumables and higher volume mined accounting for $15 per ounce largely offset by:
•	higher gold production, which resulted in decreasing cash costs by $37 per ounce

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

During the first half of 2008, total attributable production and cash costs were 147,000 ounces and $486 per ounce compared to 115,000 ounces and $482 per ounce, respectively, during the first half of 2007.  Cash costs increased marginally as a result of:

•	higher mining costs of $60 per ounce driven by higher labor costs, increased costs of energy and consumables and higher volume mined
•	higher royalties of $40 per ounce driven by a rise in gold prices largely offset by higher gold production, which resulted in:
•	decreasing cash costs by $96 per ounce

The Company’s capital expenditures in the second quarter of 2008 were $19.3 million as compared to $5.7 million in the second quarter of 2007.  Expenditures during the second quarter of 2008 consisted primarily of $9.7 million on the expansion and optimization of the mill, $4.3 million on mine equipment including a loader and spares for the new fleet of trucks, $2.4 million on reserve development, and $1.2 million on information technology.  Capital expenditures for the first half of 2008 totaled $37.4 million. The capital investment program for 2008 is estimated at approximately $71.7 million.

The $44.4 million mill expansion and optimization projects are expected to be completed on schedule and on plan by the fourth quarter of 2008. To date, Rosebel has spent $25.7 million on the mill expansion and optimization projects which are expected to provide the following benefits:

•
The expansion of the Rosebel mill will allow for an increase in the annual attributable gold production from approximately 275,000 ounces per year to a range of 300,000 to 305,000 ounces per year and a reduction in direct cash costs of approximately $35 per ounce over the life of the mine.

•
The annual mill throughput is expected to increase from 8.0 million to 8.9 million tonnes of ore, while adding sufficient operational flexibility to increase throughput to 11.0 million tonnes should conditions support the use of the excess capacity.

•	The mill expansion will also eliminate the need for stockpiles and the extra leach tanks will allow for increased residence time to boost metallurgical recovery to 95%.

•	The mill optimization will enable production rates to be maintained as a greater proportion of hard rock is fed into the mill going forward.

The re-design of the existing mine plan, completed during the second quarter of 2008, will eliminate marginal ore, reduce the life-of-mine strip ratio from 4.0 to 3.7 and increase profitability while maintaining the mine reserve grade at 1.2 grams per tonne.  The new mine plan will be fully implemented during the third quarter of 2008.  The Company is also reviewing its mine plan and implementing productivity enhancements with the goal of increasing production beyond the projected expansion level of 305,000 ounces of gold per year.

The Rosebel mine continues to look for opportunities to optimize its mining fleet in order to increase mine production and reduce maintenance costs and fuel consumption.  A critical long-term focus is to maximize the use of additional mill capacity.

The 63,000 meter $9.9 million drilling campaign is progressing on schedule and over 31,000 meters at a total cost of $4.6 million have been drilled in the first half of 2008.  Approximately 45% of the drilling is focused on resource conversion to reserves, and the remaining activity is dedicated to expanding the measured and indicated resource beyond the current level of 8.3 million ounces with minor amounts of condemnation drilling for waste dumps.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Canada—Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	116	127	167	148	166	162
Ore milled (000t)	118	121	168	154	173	147
Head grade (g/t)	8.0	7.7	6.6	6.6	6.5	6.7
Recovery (%)	96	97	96	96	96	96
Gold production – 100% (000 oz)	29	29	34	32	34	31
Gold sales – 100% (000 oz)	25	31	31	29	28	33
Gold revenue ($/oz)(a)	$895	$925	$792	$692	$664	$655
Cash cost excluding royalties ($/oz)	$547	$543	$470	$495	$484	$452
Royalties ($/oz)	84	92	59	46	49	57
Cash cost ($/oz)(b)	$631	$635	$529	$541	$533	$509

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the second quarter of 2008, the Doyon division produced 29,000 ounces of gold, a decrease of 15% compared to 34,000 ounces in the second quarter of 2007.  Gold production decreased due to lower throughput, partially offset by higher gold grades. Tonnage mined in the second quarter of 2008 was lower by 30% compared to the second quarter of 2007 primarily due to the maturity of the mines, the challenging ground conditions and the narrower ore zones.

Cash costs during the second quarter of 2008 were $631 per ounce compared to $533 per ounce for the second quarter of 2007.  Cash costs increased by $98 per ounce as a result of:

•	lower gold production, which accounted for an increase of $94 per ounce
•	the weakening of the US dollar, which accounted for an increase of $46 per ounce
•	higher royalty expense of $35 per ounce driven by a rise in gold prices partially offset by a decrease in mining costs of $70 per ounce, driven by:
•	lower labor costs and consumables
•	reduced mine development costs due to the maturity of the mine
•	increased by-product credits of $7 per ounce
The Doyon division is working to lower unit mining costs by improved recovery in the plant, and through reduced dilution and mining of remnant ores from prior producing areas of the mines.

During the first half of 2008, total gold production and cash costs were 58,000 ounces and $633 per ounce compared to 65,000 ounces and $522 per ounce respectively during the first half of 2007.  Cash costs increased by $111 per ounce as a result of:
•	lower gold production, which accounted for an increase of $61 per ounce
•	the weakening of the US dollar, which accounted for an increase of $67 per ounce
•	higher royalty expense of $35 per ounce driven by a rise in gold prices partially offset by lower labor costs of $39 per ounce resulting from:
•	decreased manpower at the mine
•	increased by-product credits of $13 per ounce

The Company is reviewing the closure plan of the Doyon mine which will close following the depletion of reserves and resources.

In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation for $13.0 million in cash.  The transaction eliminates the royalty obligation on the Doyon mine and any royalty costs on future production at Westwood.  At current gold prices, this transaction is estimated to reduce cash costs at the Doyon division by approximately $80 per ounce, and increase the depreciation expense by approximately $80 per ounce for the remainder of the year.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

There were no significant capital expenditures at the Doyon division during the first half of 2008.  In Westwood, capital expenditures totalled $4.2 million during the second quarter of 2008 ($7.3 million in the first half of 2008).

Canada—Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine within the Cadillac belt in the Abitibi region of northwest Quebec.  In July 2008, the Company announced its commitment to aggressively develop a plan to accelerate the development of the Westwood deposit.

Highlights of the Westwood project are as follows:

•	The deposit consists of three mineralized zones, which are roughly parallel and spaced approximately 100 to 150 meters apart and are related to multiple veins and sulphide concentrations.

•
Resources:  In July 2008, the Company announced an increase in inferred resources compared to the previous announcement in June 2007.  The inferred resources identified are 14.2 million tonnes of ore at an average grade of 7.6 grams per tonne containing 3.5 million ounces of gold using a cut-off grade of 3.0 grams per tonne, representing a 5% gain in inferred resources compared to the previous announcement.

•
A total of 53,000 meters were drilled on the project since June 2007 with approximately 23,000 meters drilled within known zones to reduce the spacing between holes and increase the confidence level in the resources while approximately 30,000 meters were focused on targeting extensions, defining geologic limits and condemnation drilling of the known zones on strike and a depth.

•
Revised scoping study:  As a result of an aggressive development plan, a revised scoping study is expected to be completed by the end of September 2008.  Additional information gathered from the delineation program has improved the geological model to be used in the study.   According to the scoping study completed in September 2007, the project has the potential to produce 200,000 ounces of gold per year for approximately 15 years beginning in 2012.

•
Feasibility study:  A feasibility study is projected to be completed during the second half of 2009, once the development required to convert the inferred resources into the measured and indicated category is completed.

•
Acceleration of the Warrenmac zone:  In June 2008, the Company announced positive results of an internal scoping study on a near surface portion of the Westwood resource (the “Warrenmac” deposit) which could be accessed during the exploration shaft development at Westwood and begin production in the second half of 2010.  The measured and indicated resource base of Warrenmac is 313,000 tonnes grading 6.9 grams per tonne of gold, 54 grams per tonne of silver, 0.2% copper and 4.5% zinc.  This is in addition to the resources mentioned above.  Development of the Warrenmac resource is expected to deliver a rate of return in excess of 30% at current commodity prices.  The capital cost of the project is approximately $31.0 million and is in-line with the original capital estimates for this part of the Westwood project development plan.  The development of Warrenmac could provide more than a year of production with gold production cash costs less than zero, net of by-product credits, and it would reduce the time between the eventual closure of the Doyon mine and the commencement of full production at Westwood.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

•	Activities to accelerate the project:

I.	develop an exploration ramp to provide better drilling access to the upper levels of the deposit concurrent with the development of the first phase for a possible 2,000 meter shaft
II.	obtain environmental and other permits required for the raise boring, shaft site preparation and the Warrenmac ramp access
III.	complete the drilling of condemnation drill holes for the proposed shaft site:
▪	as expected, drilling to-date does not indicate any significant mineralization, major discontinuity or water inflow
▪
a letter of intent has been signed with a shaft sinking company to begin raise boring a 2.4 meter diameter hole to a depth of 865 meters in August 2008 and detailed engineering for shaft design has also been initiated

IV.	develop the infrastructure including access roads and electric power lines
V.
use the drill rig that arrived on site to further explore the depth extension discovered in the fourth quarter of 2007.  In addition to this powerful drill rig, there are nine other active drill rigs targeting approximately 70,000 meters over the next 12 months

In March 2008, the Company issued 928,962 flow-through shares for C$8.5 million which must be spent during the current year.  In the second quarter of 2008, the Company spent $4.2 million (first six-month period ended June 30, 2008, $7.3 million) on the project, primarily on underground development and exploration drilling.

Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	59	48	44	37	44	45
Ore milled (000t)	58	48	45	37	43	45
Head grade (g/t)	13.4	11.8	12.8	12.1	13.1	12.0
Recovery (%)	97	97	98	97	98	97
Gold production – 100% (000 oz)	24	18	18	14	18	17
Gold sales – 100% (000 oz)	25	17	18	14	16	17
Gold revenue ($/oz)(a)	$892	$932	$789	$692	$666	$655
Cash cost ($/oz)(b)	$306	$414	$418	$386	$298	$330
Royalties ($/oz)	5	-	-	-	-	-
Cash cost ($/oz)(b)	$311	$414	$418	$386	$298	$330

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Sleeping Giant produced 24,000 ounces of gold during the second quarter of 2008, an increase of 33% compared to 18,000 ounces in the second quarter of 2007.  The increase in gold production was a result of higher throughput, which increased as higher tonnage was hoisted due to improved sequencing of mining activities and an accelerated mining rate. Active mining of ore ceased during the second quarter of 2008 and underground mucking will continue to remove the broken ore from the existing stopes until the third quarter of 2008.  The mill at Sleeping Giant should cease operations early in the fourth quarter of 2008.

Cash costs were $311 per ounce for the second quarter of 2008 as compared to $298 per ounce for the second quarter of 2007.  Cash costs were higher by $13 per ounce as a result of:
•	increased mining costs of $65 per ounce due to the draw-down of underground ore stockpiles
•	the weakening of the US dollar, which accounted for an increase of $29 per ounce
•	higher royalty expense of $5 per ounce partially offset by higher gold production which resulted in:
•	decreasing cash costs by $83 per ounce
•	increased by-product credits of $3 per ounce

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

During the first half of 2008, total production and cash costs were 42,000 ounces and $354 per ounce compared to 35,000 ounces and $314 per ounce respectively during the first half of 2007.  Cash costs increased by $40 per ounce as a result of:

•	increased mining costs of $52 per ounce due to the draw-down of underground ore stockpiles
•	the weakening of the US dollar, which accounted for an increase of $44 per ounce
•	higher royalty expense of $3 per ounce partially offset by higher gold production which resulted in:
•	decreasing cash costs by $56 per ounce
•	increased by-product credits of $3 per ounce

As the mine is drawing to a close, no capital expenditures were required during the first half of 2008.

Agreement to sell the Sleeping Giant mine

On October 9, 2007, an option agreement was signed with Cadiscor Resources Inc. (“Cadiscor”), granting them the right to purchase the Sleeping Giant mine after the completion of mining and processing, for total consideration of up to C$7.0 million.  As part of the agreement with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life, currently planned in the fourth quarter of 2008, at which time, Cadiscor will purchase the property and all the related infrastructure assets.

Botswana—Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	192	711	1,393	1,588	2,424	2,075
Strip ratio(a)	0.5	1.1	2.8	3.9	6.8	10.8
Ore milled (000t)	275	224	255	238	233	183
Head grade (g/t)	3.4	3.4	3.4	3.4	3.7	3.3
Recovery (%)	83	84	84	86	87	86
Gold production – 100% (000 oz)	25	20	23	22	24	17
Gold sales – 100% (000 oz)	23	19	19	25	23	19
Gold revenue ($/oz)(b)	$664	$626	$621	$635	$617	$606
Cash cost excluding royalties ($/oz)	$338	$375	$442	$550	$469	$620
Royalties ($/oz)	40	47	40	41	30	30
Cash cost ($oz)(c)	$378	$422	$482	$591	$499	$650

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production during the second quarter of 2008 was 25,000 ounces, an increase of 4% from the 24,000 ounces produced in the second quarter of 2007.  The increase in gold production was due to an 18% increase in throughput as compared to the second quarter of 2007, partially offset by lower gold grades and mill recoveries.  Throughput for the current quarter was the highest quarterly throughput achieved in the past six quarters.  The increase in throughput compared to the second quarter of 2007 was a result of an increase in crusher availability, higher SAG and ball mill availability, and a higher instantaneous throughput rate.

Tonnage mined during the second quarter of 2008 was significantly lower than the second quarter of 2007 as a smaller local mining contractor transitioned from the previous mining contactor.  The shortfall in the mill feed was met by previously built up ore stockpiles.  The services of the previous mining contractor were no longer necessary starting the first quarter of 2008 as larger mining equipment was not required to mine the bottom of the pit and were replaced, on a temporary basis, with a local mining contractor utilizing smaller equipment to reduce congestion in the pit and lower unit costs and overheads.

During July 2008, the Mupane mine started the transition to owner-mining.  This initiative increased the mineable mineral reserves by 64,000 ounces, which, at a cash cost of under $450 per ounce, will extend

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

the operational life to the second quarter of 2012.  To facilitate this change, existing mining equipment, were redeployed to the Mupane mine and will be operational by the end of the third quarter of 2008.  The extended life-of-mine will result in a decline in amortization due to higher reserves, partially offset by depreciation of the new mining fleet.

Cash costs during the second quarter of 2008 were $378 per ounce compared to $499 per ounce in the second quarter of 2007.  Cash costs decreased by $121 per ounce as a result of:
•	lower mining costs of $116 per ounce driven by a decline in volume of tonnes mined and lower strip ratios
•	higher gold production which decreased cash costs by $15 per ounce partially offset by:
•	an increased royalty expense of $10 per ounce due to a rise in gold prices

During the first half of 2008, total gold production and cash costs were 45,000 ounces and $398 per ounce compared to 41,000 ounces and $561 per ounce respectively during the first half of 2007.  Cash costs decreased by $163 per ounce as a result of:
•	lower mining costs of $127 per ounce driven by a decline in volume of tonnes mined
•	higher gold production which resulted in decreasing cash costs by $49 per ounce partially offset by:
•	an increased royalty expense of $13 per ounce due to a rise in gold prices

Capital expenditures during the second quarter of 2008 were $1.2 million compared to $0.6 million in the second quarter of 2007 and were primarily related to the redeployment of the mining equipment to Botswana.  Capital expenditures of $1.3 million were incurred in the first half of 2008.

As at June 30, 2008, the remaining Mupane forward sales contracts acquired on the acquisition of Gallery Gold Limited were as follows:

	Forward Sales	Average Forward	Liability
Year	oz	Price (US$/oz)	(in $000’s)
2008	38,888	402	9,103
2009	43,888	407	10,472
Total	82,776	405	19,575

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue.  During the first half of 2008, the required 38,888 ounces of gold were delivered under the forward sales contracts equal to the number of ounces delivered in the first half of 2007.  Spot sales were 3,000 ounces of gold during the second quarter of 2008 compared to 3,200 ounces during the second quarter of 2007.

Revenues were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
(in $000’s)	$	$	$	$
Spot sales	2,650	2,215	2,650	2,215
Gold forward sales contracts	7,823	7,912	15,647	15,647
Gold forward sales liability amortization	4,428	4,108	8,771	8,031
Silver sales	57	52	95	171
	14,958	14,287	27,163	26,064

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Mali—Sadiola Mine (IAMGOLD interest – 38%)
Summarized Results

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	2,250	2,629	2,834	1,795	2,942	2,887
Strip ratio(a)	2.7	2.5	3.5	4.1	3.1	4.6
Ore milled (000t)	397	359	418	373	398	391
Head grade (g/t)	4.1	4.4	3.5	3.8	4.0	3.6
Recovery (%)	82	75	80	75	79	78
Gold production (000 oz)	45	37	40	35	34	31
Gold sales (000 oz)	45	37	40	35	35	34
Gold revenue ($/oz)(b)	$895	$930	$800	$681	$666	$652
Cash cost excluding royalties ($/oz)	$360	$344	$358	$343	$365	$367
Royalties ($/oz)	54	56	48	42	41	42
Cash cost ($oz)(c)	$414	$400	$406	$385	$406	$409

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for the second quarter of 2008 was 45,000 ounces, an increase of 32% from the 34,000 ounces produced in the second quarter of 2007.  Gold production increased as a result of higher gold grades and recoveries.  Gold grades were higher due to processing a greater proportion of higher grade soft sulphide ore during the second quarter of 2008 compared to the second quarter of 2007.  Recoveries were higher during the current quarter for both the sulphide and the oxide ore as a result of the new gravity circuit.

Cash costs were $414 per ounce for the second quarter of 2008 compared to $406 per ounce for the second quarter of 2007.  Cash costs increased by $8 per ounce as a result of:
•	increased mining costs of $89 per ounce resulting from higher fuel prices and rising cost of consumables
•	increased royalty charges of $13 per ounce driven by a rise in gold prices partially offset by:
•	higher gold production which accounted for a decrease of $94 per ounce

During the first half of 2008, total attributable gold production and cash costs were 82,000 ounces and $408 per ounce compared to 65,000 ounces and $407 per ounce respectively during the first half of 2007.  Cash costs increased marginally by $1 per ounce as a result of:
•	increased mining costs of $63 per ounce resulting from higher fuel prices and rising cost of consumables
•	increased royalty charges of $13 per ounce driven by a rise in gold prices largely offset by:
•	higher gold production which accounted for a decrease of $75 per ounce

Sadiola distributed a dividend of $40.0 million during the second quarter of 2008 of which IAMGOLD’s share was $15.2 million (Q2 2007 - $4.3 million; First half of 2007 - $8.6 million).  In July 2008, Sadiola also distributed $20.0 million for which IAMGOLD’s share was $7.6 million.

The Company’s attributable portion of capital expenditures during the second quarter of 2008 was $0.4 million compared to $0.8 million in the corresponding quarter of 2007.  Capital expenditures during the second quarter of 2008 were mainly related to the deep sulphide project and the installation of a gravity concentrator in the mill circuit.  Attributable capital expenditures for the first half of 2008 totaled $1.2 million.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Mali—Yatela Mine (IAMGOLD interest – 40%)
Summarized Results

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	986	637	1,254	599	312	351
Capitalized waste mined - pit cutback (000t)	158	386	120	652	1,391	1,339
Strip ratio(a)	8.2	8.6	8.3	2.1	0.5	1.0
Ore crushed (000t)	276	294	349	259	337	287
Head grade (g/t)	2.6	1.5	2.5	2.3	5.0	3.3
Gold stacked (000 oz)	21	14	28	19	54	30
Gold production (000 oz)	15	17	22	30	33	35
Gold sales (000 oz)	15	17	22	31	32	36
Gold revenue ($/oz)(b)	$898	$921	$796	$679	$666	$651
Cash cost excluding royalties ($/oz)	$530	$348	$183	$199	$189	$140
Royalties ($/oz)	53	55	48	42	38	40
Cash cost ($oz)(c)	$583	$403	$231	$241	$227	$180

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for the second quarter of 2008 was 15,000 ounces, a decrease of 55% compared to the 33,000 ounces produced in the second quarter of 2007.  Gold production decreased as a greater proportion of low grade marginal ore from stockpiles and lower grade sulphide ore from the pit were processed versus high grade oxide ore from the previous year, due to a planned period of mining mostly waste material.  Fresh ore availability was low as a larger quantity of waste was stripped.  In comparison, gold grades were higher during the second quarter of 2007 as a result of mining higher grades in the bottom of the main pit.   The mine expects to reach fresh ore in the fourth quarter of 2008 which will enable the Company to meet its planned production.

Cash costs were $583 per ounce for the second quarter of 2008 as compared to $227 per ounce for the second quarter of 2007.  Cash costs increased by $356 per ounce as a result of:
•	lower gold production which resulted in increasing cash costs by $232 per ounce
•	higher mining costs of $109 per ounce driven by higher volume mined
•	increased royalty charges of $15 per ounce due to a rise in gold price

The Yatela mine has finalized details with a new mining contractor to carry out mining operations resulting in an estimated cash cost savings of $40 per ounce compared to current operating costs.  The new contractor has begun providing mining services during the third quarter of 2008.

During the first half of 2008, total attributable production and cash costs were 32,000 ounces and $487 per ounce compared to 68,000 ounces and $203 per ounce respectively during the first half of 2007.  Cash costs increased by $284 per ounce as a result of:
•	lower gold production which resulted in increasing cash costs by $186 per ounce
•	higher mining costs of $83 per ounce driven by higher volume mined
•	increased royalty charges of $15 per ounce driven by a rise in gold prices

The Company’s attributable portion of capital expenditures during the second quarter of 2008 was $1.5 million compared to $4.3 million in the second quarter of 2007, and was related to costs of additional heap leach pads and capitalized stripping.  Attributable capital expenditures for the first half of 2008 totaled $4.1 million.

There were no dividend distributions during both the first half of 2008 and the first half of 2007.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Summarized Results

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	3,885	3,904	4,313	4,053	4,128	4,567
Capitalized waste mined (000t)	1,009	1,611	1,459	1,188	1,262	864
Strip ratio(a)	3.3	3.2	3.2	3.5	3.0	3.3
Heap Leach:
Ore crushed (000t)	769	816	788	738	796	827
Head grade (g/t)	1.0	1.0	1.0	1.0	1.0	1.0
Gold stacked (000 oz)	25	27	26	24	27	27
Gold production (000 oz)	18	18	18	17	19	20
Mill:
Ore milled (000t)	264	274	268	247	271	287
Head grade (g/t)	1.6	1.6	1.5	1.5	1.5	1.6
Recovery (%)	97	98	98	98	97	97
Gold production (000 oz)	14	13	12	12	13	13
Total gold production (000 oz)	32	31	30	29	32	33
Total gold sales (000 oz)	32	31	31	28	32	33
Gold revenue ($/oz)(b)	$896	$915	$784	$679	$669	$650
Cash cost excluding royalties ($/oz)	$451	$435	$428	$413	$309	$355
Royalties ($/oz)	27	27	24	20	20	20
Cash cost ($oz)(c)	$478	$462	$452	$433	$329	$375

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for the second quarter of 2008 of 32,000 ounces was similar to the second quarter of 2007 as higher gold production on the carbon-in-leach process offset the lower gold production in the heap leach process.  Gold production in the heap leach during the second quarter of 2008 was lower than the corresponding period in 2007 as a result of lower ore crushed.  Gold production in the carbon-in-leach process during the second quarter of 2008 was higher than the second quarter of 2007 as increased gold grades processed in the mill more than offset the decrease in throughput.

Cash costs were $478 per ounce for the second quarter of 2008 as compared to $329 per ounce for the second quarter of 2007.  Cash costs increased by $149 per ounce as a result of:
•	increased mining costs of $142 per ounce driven by a rise in cost of consumables and energy, and
•	higher royalty charges of $7 per ounce due to a rise in gold prices.

Current cost reduction efforts are focussed on optimizing truck haulage, tire management, blasting optimization, and reduction of in-process inventories.

During the first half of 2008, total attributable production and cash costs were 63,000 ounces and $470 per ounce compared to 65,000 ounces and $352 per ounce respectively during the first half of 2007.  Cash costs increased by $118 per ounce as a result of:
•	increased mining costs of $99 per ounce driven by a rise in cost of consumables and energy,
•	lower gold production, which resulted in increasing cash costs by $12 per ounce, and
•	higher royalty charges of $7 per ounce due to a rise in gold prices.

The Company’s attributable portion of capital expenditures during the second quarter of 2008 was $12.6 million compared to $11.0 million in the second quarter of 2007.  Capital expenditures during the second quarter of 2008 were related to the CIL expansion project, capitalized waste stripping, the north heap leach expansion and the relocation of an electrical transformer sub-station.  Overall increased gold

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

recovery, after the start-up of the CIL mill expansion, will also positively impact unit costs.  Attributable capital expenditures for the first half of 2008 totaled $22.7 million.

There were no cash distributions from Tarkwa during both the first half of 2008 and the first half of 2007.

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Summarized Results

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	1,238	1,089	1,105	914	876	826
Capitalized waste mined - pit cutback (000t)	111	638	412	433	519	712
Strip ratio(a)	4.3	4.3	5.0	5.1	6.1	4.4
Ore milled (000t)	200	233	208	212	235	262
Head grade (g/t)	1.6	1.4	1.3	1.4	1.1	1.2
Recovery (%)	94	94	94	94	91	92
Gold production & sales (000 oz)	10	10	9	9	7	9
Gold revenue ($/oz)(b)	$897	$921	$789	$679	$669	$649
Cash cost excluding royalties ($/oz)	$598	$557	$604	$452	$564	$447
Royalties ($/oz)	27	28	24	20	20	19
Cash cost ($oz)(c)	$625	$585	$628	$472	$584	$466

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production during the second quarter of 2008 was 10,000 ounces, as compared to 7,000 ounces in the second quarter of 2007.  The increase in gold production was a result of higher gold grades and gold recoveries.  Head grades processed increased as compared to the second quarter of 2007 due to higher tonnage of fresh ore mined.

Cash costs were $625 per ounce for the second quarter of 2008 compared to $584 per ounce for the second quarter of 2007.  Cash costs increased by $41 per ounce as a result of:
•	increased mining costs of $155 per ounce driven by higher volume mined, and due to a rise in cost of consumables, energy and labor, and
•	higher royalty expenses of $7 per ounce due to a rise in gold prices.
•	Partially offset by higher gold production which resulted in decreasing cash costs by $121 per ounce.

The Damang mine is currently focusing on lowering contract mining costs and improved blasting techniques.

During the first half of 2008, total attributable gold production and cash costs were 20,000 ounces and $604 per ounce compared to 16,000 ounces and $519 per ounce respectively during the first half of 2007.  Cash costs increased by $85 per ounce as a result of:
•	increased mining costs of $150 per ounce driven by higher volume mined, and due to a rise in cost of consumables, energy and labor, and
•	higher royalty expenses of $7 per ounce due to a rise in gold prices.
•	Partially offset by higher gold production, which resulted in decreasing cash costs by $72 per ounce.

The Company’s attributable portion of capital expenditures during the second quarter of 2008 was $1.1 million compared to $1.7 million in the second quarter of 2007.  Capital expenditures during the second quarter of 2008 were related to dewatering of the cutback pits, raising the East tailings storage facility, building an access ramp to the main pit and purchase of mobile equipment.  Attributable capital expenditures for the first half of 2008 totaled $2.5 million.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

During the second quarter of 2008, capitalization of stripping costs related to the cutback ceased as the main body of ore has been accessed.  All stripping costs are now being expensed and amortization of capitalized stripping costs is being recorded.

There were no cash distributions from Damang during both the first half of 2008 and the first half of 2007.

Canada—Niobec Mine (IAMGOLD interest – 100%)
Summarized Results
100% Basis

	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	475	447	250	428	415	437
Ore milled (000t)	465	429	363	425	410	420
Grade (% Nb205)	0.60	0.67	0.66	0.65	0.63	0.64
Niobium production (000kg Nb)	1,035	1,151	1,008	1,102	1,056	1,134
Niobium sales (000kg Nb)	1,217	1,046	1,066	938	1,259	1,074
Operating margin ($/kg Nb)(a)	$15	$16	$11	$14	$9	$7
Operating cash flow before working capital changes ($000)	$16,270	$16,952	$11,838	$13,504	$11,165	$8,838
Working capital changes ($000)	(2,146)	(3,391)	4,187	(219)	3,553	(4,009)
Operating cash flow ($000)	$14,124	$13,561	$16,025	$13,285	$14,718	$4,829

(a)	Operating margin per kilogram of niobium for the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Niobec mine is a non-gold producing asset.  It represents the only North American source of pyrochlore in operation, and one of only three major producers of niobium worldwide.

In 2008, demand for niobium, a strengthening element used in the manufacturing of high strength low alloy steel, continued to be strong.  Although demand in North America has slightly declined due to a weakening of the automobile sector, this has been more than offset by demand conditions including growth in China where consumption remains strong.  Niobium demand closely follows the demand for steel, amplified by a trend over time to increase the usage of niobium per tonne of steel produced.  Niobium prices, like demand, have continued to rise sharply during the first half of 2008, as have most consumables tied to the production of steel.

Niobium production during the second quarter of 2008 was 1,035 tonnes as compared to 1,056 tonnes in the second quarter of 2007.  The decrease in production was a result of lower grades and recoveries partially offset by increased tonnage hoisted and processed.  The operating margin per kilogram of niobium continued to expand and increased during the second quarter and the first half of 2008 by 67% and 100% respectively, compared to the same periods in 2007.  During the second quarter of 2008, niobium revenues were $38.4 million, as compared to $28.9 million in the second quarter of 2007 as a result of a 38% increase in the realized niobium price, partially offset by a 3% decrease in sales volume.  Mining costs increased by 12% compared to the second quarter of 2007 as a result of increased cost of consumables and the weakening US dollar.

The Niobec mine contribution to operating cash flow was $14.1 million in the second quarter of 2008 as compared to $14.7 million in the second quarter of 2007 (first half of 2008 - $27.7 million compared to $19.5 million in the first half of 2007).

Capital expenditures during the second quarter of 2008 were $5.0 million primarily related to underground expansion, equipment and deferred development.  Capital expenditures for the first half of 2008 totaled $8.3 million.

In June 2008, the Company announced the positive results of the feasibility study for the paste backfill system which continues to increase the value of Niobec.  The paste backfill system will enable the extraction of more ore grade material and result in the doubling of the current reserves to more than 20

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

years at current mining rates.   The construction of the paste backfill plant could be completed by mid-2010 at an estimated capital cost of $8.0 million, and provide an estimated rate of return of over 20% at long-term niobium prices.  The potential to realize additional tonnage from the current mining levels through the use of paste backfill is also being investigated.

In May 2008, IAMGOLD announced the successful negotiation and ratification of two three-year collective agreements at its Niobec mine.  Highlights of the agreements include wage increases of 3.0% and 4.5%, enhancements to the existing defined contribution pension plan and improvements to the shift and weekend premiums.

Exploration and Development

During the first half of 2008, IAMGOLD’s exploration team was actively engaged in exploration in nine countries within South America and Africa, including brownfields work in proximity to the Company’s operating mines.  During the second quarter of 2008, the Company incurred exploration and development expenditures of $17.4 million compared to $22.2 million in the same quarter of 2007.  During the first half of 2008, the Company incurred $34.1 million compared to $39.6 million for the first half of 2007.  Exploration and development costs are summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
(in $000’s) (unaudited)	2008	2007	2008	2007
Capitalized Exploration & Development	$	$	$	$
Operating mines – segment(1)
Suriname	2,613	2,000	5,259	3,511
Canada	4,172	2,803	7,263	6,016
Mali	250	507	288	1,126
Non-gold	18	59	22	62
	7,053	5,369	12,832	10,715
Exploration & development
South America
Ecuador – Quimsacocha	669	1,361	1,049	2,326
French Guiana – Camp Caiman	853	3,936	1,497	6,722
Peru – La Arena	182	1,726	542	2,338
Africa
Tanzania – Buckreef	698	1,609	2,251	3,271
Botswana	-	164	-	252
	2,402	8,796	5,339	14,909
Total Capitalized	9,455	14,165	18,171	25,624
Expensed Exploration
Operating mines – segment
Canada	1,592	256	3,119	424
Botswana	8	281	13	440
Mali	496	71	1,139	71
Other	-	934	-	2,803
	2,096	1,542	4,271	3,738
Exploration
South America	4,241	3,168	8,166	6,013
Africa	1,422	1,712	3,063	3,265
Canada	223	216	451	(441)
Australia	9	1,350	9	1,417
	5,895	6,446	11,689	10,254
Total Expensed	7,991	7,988	15,960	13,992
Total Capitalized and Expensed	17,446	22,153	34,131	39,616

(1)
Exploration and development costs related to activity within a mine area are included in mining assets and within the segmented information found in the Notes to the unaudited Interim Consolidated Financial Statements.  The expenditures are discussed in the results of operations section of this MD&A.  Exploration projects, which are distinct from mine activities, are included in exploration and development expenditures and are discussed below.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Capitalized Development Projects

South America - Ecuador—Quimsacocha

Work in Ecuador was directed entirely on the Quimsacocha project, an advanced exploration project with an identified indicated resource of 33 million tonnes at an average grade of 3.2 grams per tonne of gold, indicating 3.3 million ounces of gold.  A mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation.

In the second quarter of 2008, the Government of Ecuador has advanced the process of revising the Mining Code of Ecuador by conducting an extensive review of the policy recommendations made by the Constitutional assembly and through dialogue with international mining experts.  A mining committee consisting of senior officials of the Mining Ministry and representatives of the large mining companies active in Ecuador, including IAMGOLD, has conducted regular and constructive discussions regarding technical, fiscal and environmental aspects of the new Mining Code.  On June 27, 2008, the Minister of Mines submitted a draft Mining Code to the President for his review.  The President has, throughout this period, consistently maintained his commitment to develop a Mining Policy that allows for and promotes responsible large scale mining that provides an equitable sharing of benefits between all stakeholders.  The President has indicated his intention to publish a draft Mining Code and conclude the Constitutional assembly process before the end of August.  The Company looks forward to resuming exploration drilling on new targets within the concessions following the approval of the new Mining Code when drilling permits become available.  The Government of Ecuador has not officially set a specific timetable for the final approval of the Mining Code.  The pending legislative change will not prevent the Company from proceeding with final feasibility work for the remainder of this year.

On July 29, 2008, the Company released results of the pre-feasibility study of the Quimsacocha project.  The study shows that during the first three years of production, Quimsacocha will produce on average 224,000 ounces of gold per year at an average grade of 7.1 grams per tonne of gold, with cash costs averaging $214 per ounce before royalties and profit sharing.  The operation would generate, over the first three years, a pre-tax cash flow of $352 million.  Over a projected mine life of 7.5 years, the current deposit would produce an average of 202,000 ounces of gold per year at an average cash cost of $272 per ounce (no royalties of profit sharing included), generating a pre-tax operating cash flow of $669 million.  Capital expenditures up to commercial production, including all expenditures on development studies, are estimated at $337.1 million including a contingency of $45 million.  The study shows an internal rate of return, using undiscounted cash flow, of 21.3% (pre-tax and government royalties) and has an estimated payback of 3 years.  Construction is expected to commence in 2010 with commercial production in the second half of 2011 all of which will be dependent on the finalization of the mining code and receipt of permits.  The Company will work to complete the feasibility study while pursuing its work on both the environmental and social impact assessments.

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation.

South America – French Guiana - Camp Caiman Project

Camp Caiman is a development project, located about 45 kilometers southeast of Cayenne, the capital city of French Guiana.  In January 2008, the formal application for the permit necessary to commence construction of the Camp Caiman project was denied by the President of the French Republic.  The denial of the permit was not based on any technical, legal or regulatory deficiency but rather on the decision by the President to revise the framework for mining in French Guiana in order to balance economic development with protection of biodiversity.  The development of a new mining framework is proceeding with a target for completion by the end of 2008.  The Company has developed a conceptual plan, entitled Project Harmonie, as an alternate approach to developing the existing deposit in French Guiana.  During the past four months, the Company’s representatives have been proactively meeting with key stakeholders in the Government, the local business community and the international Non-Governmental Organizations community in order to explain the benefits of Project Harmonie regarding environmental protection and responsible development.  A decision to submit a formal application for the development of Project Harmonie will only be taken after the development of the new mining framework is

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

completed.  Various aspects of the fiscal and regulatory regime being reviewed as part of the new framework will need to be confirmed in order to make a final assessment of the feasibility of Project Harmonie.  The Company will be working in cooperation with the French mining and environmental administration to ensure that the new framework provides a basis for the highest standards for responsible mining that is economically viable.  The first draft of the mining framework is due to be completed by the end of September 2008.  A decision to submit a formal application for a mining permit for Project Harmonie is expected by the end of December 2008.  The Company cannot predict with certainty whether Project Harmonie would be feasible under the terms of the new mining framework or whether a formal application for a mining permit would be granted.  If the project is not feasible or an application for a mining permit is not successful, the only recourse for recovering the value of the Camp Caiman project would be a claim for compensation. In order to protect the Company’s rights and interests regarding the denial of the Camp Caiman project, the appropriate legal claims have been filed.  The Company remains committed to the French Guiana region and seeks to make a valuable contribution to the economic development of French Guiana.

Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to engage in discussions with stakeholders.

The Company holds additional exploration permits near the proposed alternative infrastructure site, but exploration activities were suspended in July 2008 pending the outcome of Project Harmonie.

South America – Peru – La Arena

In May 2008, IAMGOLD announced that it has entered into an agreement with Rio Alto Mining Limited (“Rio Alto”) for the sale of its Peruvian development gold-copper La Arena project, for a consideration of $47.6 million in cash and a 5.5% interest in Rio Alto.  Rio Alto is required to obtain funding to complete the transaction.  In light of information received from Rio Alto’s financial advisors on raising funds for the transaction, IAMGOLD and Rio Alto are considering different financial structures to conclude the transaction for the same aggregate consideration.

Africa – Tanzania – Buckreef

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project, located in the Lake Victoria Goldfields in northern Tanzania.  Buckreef is an advanced exploration project containing measured and indicated resources of 15.9 million tonnes, at an average grade of 2.0 grams per tonne of gold, indicating 1.0 million ounces of gold.  IAMGOLD controls 259 square kilometers at Buckreef, covering 40 kilometers of strike of the Rwamagaza Greenstone belt.

Both diamond and reverse circulation (RC) drilling were carried out on the project from November 2007 through May 2008.  Work included twenty-three diamond drill holes designed to twin earlier RC intercepts to increase confidence in grade estimates, in-fill drilling inside conceptual pit shells to convert inferred resources to measured and indicated resources, and infill RC drilling on the Bukoli-Minzwel trend to provide for a resource estimation.  An additional fourteen diamond drill holes were completed to gather geotechnical information to assist in pit design.  Outside of the known resources, fifty-five RC holes totaling 5,389 meters were completed on several satellite prospects near the historic Buckreef mine.  Most notable was the Eastern Porphyry prospect located east of the Buckreef resource where gold mineralization was identified over a strike length of 400 meters, but continuity has not been demonstrated.  Reconnaissance aircore drilling commenced in May on priority targets within and adjacent to the Bukoli-Minzwel trend, and a total of 245 holes for 8,688 meters were completed in the second quarter of 2008.  Additional regional targets have been identified within the western sector of the Company’s land package, and will be tested with aircore drilling starting in July 2008.  Results from the metallurgical heap leach test work on material from Buckreef and Busolwa-Buziba resources were received late in June.  These results are currently being incorporated into a scoping study.  A revised resource and reserve was announced in July that incorporated an inferred resource estimate for the previously unreported Bukoli-Minzwel trend.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

IAMGOLD has approved a budget of $9.5 million for the 2008 Buckreef exploration program.  In addition to work on the known resources, regional geologic assessment continues and seven regional priority targets were identified for evaluation during the 2008 program.  The objective is to advance the project to advanced scoping / pre-feasibility status once positive economics are confirmed from the revised scoping study expected in August 2008.

Greenfields Exploration Expenses

South America - Brazil

Exploration was directed at several early stage exploration projects located principally in the southernmost State of Rio Grande do Sul, and in the historically important Minas Gerais mining district.  Diamond drilling commenced on the Minas Gerais properties in June 2008 on a series of gold anomalous trends displaying favorable geophysical responses.  The anomalous trends are also marked by a series of large historical surface mine workings dating from the 17th century that were identified from the Company’s detailed mapping program.  A minimum 3,000 meter drilling program is planned, but can be expanded as results warrant.

South America - Guyana

The Company’s field activities were directed principally at the Eagle Mountain Project located about 200 kilometers south of the coastal Capital city of Georgetown.  Results of a 1,257 meter diamond drill program completed in April are under review in preparation for a follow-up drill program in the second half of 2008.  The drill program will be designed to trace the extent of significant drill intercepts encountered in the last drill campaign as well as test newly identified targets on the property.

South America - Suriname

IAMGOLD is engaged on a multi-year exploration effort on the Rosebel concession holdings.  Numerous large soil geochemical and geophysical surveys are on-going to evaluate the potential of areas within reasonable economic distance from the Company’s operation.  This work is being carried out in anticipation of a 4,000 to 5,000 meter diamond drill program in 2008.  This work is independent of the capitalized exploration and development drilling carried out by Rosebel mine as described in the operations section of this report.

The Sarakreek project is situated in Brokopondo province about 100 kilometers south of the Rosebel Gold Mine, and 170 kilometers south of the capital of Paramaribo.  The project covers an area of 1,281 square kilometers in two separate concession blocks.  IAMGOLD holds an 87.5% interest in the entire project.  The Company has carried out two drill campaigns totaling 7,819 meters in 50 diamond drill holes since 2007.  The property has not been drill tested previously.  Drill results provided in a press release dated May 29, 2008, show numerous significant intercepts in multiple zones.  The next phase of the exploration program will continue to assess the potential of these zones and evaluate other targets along the mineralized trend.  An evaluation of additional nearby geochemical anomalies will be carried out, and regional surveys are planned to identify further targets on the exploration concessions and expand on regional priority targets.  The Sarakreek project currently has a budget of $2.2 million for 2008.

South America - French Guiana

Limited field surveys were carried out on the Company’s concessions located about 20-25 kilometers southwest of the Camp Caiman development project.  A planned 5,000 meter drill program for 2008 was suspended due to the uncertainty surrounding the Camp Caiman project.  The Company will continue to monitor the situation.  The expensed exploration planned for French Guiana in 2008 is $2.9 million, but it may be adjusted downward in the second half of 2008.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Africa - Senegal

The Company continues to work on its wholly-owned Boto project located in eastern Senegal near the Mali border.  A press release issued in July 2008 provided details of a 9,026 meter combined diamond and RC drill program carried out in 2007 and early 2008.  Among the highlights was the identification of several new gold anomalous zones including a distinct six kilometer-long mineralized corridor named the Boto 2-4-6 Guemedji trend.  The Company is currently integrating the results of the drilling program with results of an ongoing High Resolution Dipole-Dipole I,P.(induced polarization) geophysical survey in preparation for a follow-up drill program starting in the fourth quarter of 2008.

Outlook

IAMGOLD is searching for new opportunities and will pursue the discovery of new deposits in 2008.  The approved capitalized and expensed exploration and development planned for 2008 is $87.3 million.  Planned expenditures in 2008 may be affected by delays in the exploration in Ecuador and the results of further dialogue regarding the Company’s interests in French Guiana, offset by the acceleration in the development of the Westwood project.  The total exploration and development plan remains unchanged and is summarized as follows:

(in $000’s)	Capitalized	Expensed	Total
	$	$	$
Operating mines – segment	32,800	3,317	36,117
Exploration and development projects	22,811	28,356	51,167
	55,611	31,673	87,284

Cash Flow

Operating cash flow was $44.9 million for the second quarter of 2008 compared to $14.1 million during the second quarter of 2007.  For the first half of 2008, operating cash flow was $117.6 million compared to $30.7 million during the first half of 2007.  The increase in operating cash flow was mainly driven by higher gold and niobium prices, higher volume of gold ounces sold, partially offset by higher mining costs due to increased production.  The Niobec mine contribution to operating cash flow during the second quarter of 2008 was $14.1 million compared to $14.7 million during the second quarter of 2007 and $27.7 million during the first half of 2008 compared to $19.5 million during the first half of 2007.

Cash flow used in investing activities during the second quarter of 2008 was $37.5 million compared to $28.7 million in the second quarter of 2007, an increase of 31%.  Cash flow used in investing activities during the first half of 2008 was $83.4 million compared to $53.4 million in the second half of 2007, an increase of 56%.  Investing activities are mainly related to mining assets, exploration and development, investments and increases in restricted cash related to asset retirement obligations.  Planned capital expenditures in 2008 are $127.0 million.

Cash flow from financing activities was $0.2 million in the second quarter of 2008 compared to cash flow used in financing activities of $2.8 million in the second quarter of 2007.  The amount in the second quarter of 2008 was primarily attributable to the exercise of options.  Cash flow used in financing activities during the first half of 2008 was $7.5 million compared to $37.3 million in the first half of 2007, a decrease of 80% mainly due to an increase in issuance of common shares and lower repayment of long-term debt.

Balance Sheet

Liquidity and Capital Resources

Cash and cash equivalents, and bullion position totaled $295.7 million as at June 30, 2008 compared to $242.5 million as at December 31, 2007 with bullion valued at the period-end market price.  The Company also has access to a $140.0 million, five-year, revolving credit facility which was signed during the second quarter of 2008.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Working Capital

	As at June 30, 2008	As at December 31, 2007
Working capital (in $000’s)	204,848	155,971
Current working capital ratio	2.3	1.9

Working capital increased by $48.9 million mainly due to increases in cash and cash equivalents, and decreases in dividends payable.

Cash and cash equivalents

(in $000’s)	As at June 30, 2008	As at December 31, 2007
	$	$
Discretionary cash and cash equivalents	118,673	95,693
Joint venture cash	21,296	17,572
Total	139,969	113,265

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines accounted for as working interest which totaled $11.0 million as at June 30, 2008 and $5.1 million as at December 31, 2007.

Long-Term Debt

The current portion of the non-revolving term loan of the credit facility totaling $4.0 million as at December 31, 2007 was repaid in March 2008.  In the second quarter of 2008, the Company replaced the previous credit facility by signing a new $140.0 million five-year revolving credit facility which may be used for general corporate purposes including acquisitions.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio. The letter of credit and standby fees also vary according to the senior debt ratio. This credit facility is guaranteed and secured by the Company’s major subsidiaries and secured by a pledge of IAMGOLD’s shares in these subsidiaries.

As at June 30, 2008, the credit facility was not drawn upon except for $11.4 million in letters of credit issued to guarantee asset retirement obligations.

The long-term debt includes:

•	Liability of $3.9 million relating to the balance of the purchase price for the Camp Caiman project from Asarco Incorporated, a wholly owned subsidiary of Asarco Guyane Française S.A.R.L.

•	Financing of $1.1 million relating to an agreement with Hydro-Québec for the installation of a new power line at the Niobec mine site. The annual interest rate is 6.41%.

•	Remaining non-participating shares for $0.8 million redeemable, assumed following the acquisition of Cambior Inc. in November 2006.

•	Other loans totaling $0.3 million.

Asset Retirement Obligations

At June 30, 2008, a liability of $82.3 million (December 31, 2007- $85.3 million), representing the discounted value of asset retirement obligations, was accounted for in the Company’s balance sheet.  Accretion expensed totaled $1.3 million during the second quarter of 2008 ($2.4 million during the first half of 2008).  Disbursements totaling $2.3 million were incurred during the second quarter of 2008 ($3.9 million during the first half of 2008).  Disbursements in 2008 will mainly be related to the Omai gold mine closure for which an agreement was signed in 2008.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Shareholders’ Equity

At the end of 2007, IAMGOLD announced an annual dividend payment of $0.06 per share totaling $17.6 million which was paid on January 11, 2008.

As at June 30, 2008, the Company had 295,623,329 shares issued and outstanding, 6,664,797 outstanding share options and 19,991,000 outstanding warrants.  As at August 5, 2008, there were 295,637,292 shares issued and outstanding and 6,554,667 share options outstanding.  In addition, there were 19,991,000 warrants exercisable for 8,396,220 shares at a price of C$8.93 each, expiring on August 12, 2008.

Gold Sales and Commitments

As at June 30, 2008, the Mupane sales contracts totaling 82,776 ounces of gold at an average price of $405 per ounce were accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue.  During the second quarter of 2008, the required 19,444 ounces of gold (38,888 ounces during the first half of 2008) (19,663 ounces during the second quarter of 2007; 38,888 ounces during the first half of 2007) were delivered under these forward sales contracts.

(in $000’s)	As at June 30, 2008		As at December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	(19,575)	(44,061)	(28,346)	(53,720)

Gold Bullion

At June 30, 2008, the accumulated gold bullion balance was 167,454 ounces at an average cost of $390 per ounce for a total cost of $65.3 million.  The market value of the bullion was $155.8 million using the June 30, 2008 gold price of $930 per ounce (as at December 31, 2007: 154,954 ounces of gold, cost of $54.0 million and market value of $129.2 million). The increase during the second quarter of 2008 in the number of ounces was due to the receipt of 6,250 ounces of gold related to a gold receivable following a prior disposal of a project (12,500 ounces during the first half of 2008).

(in $000’s)	As at June 30, 2008		As at December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Gold bullion	65,320	155,774	53,982	129,193

Ounces of Gold Receivable

As at June 30, 2008, IAMGOLD had 6,250 ounces of gold receivable, valued at $5.8 million related to the prior disposal of a project (as at December 31, 2007: 18,750 ounces valued at $15.4 million). The remaining ounces are expected to be received during the third quarter of 2008.

Contractual Obligations

There were no material changes in contractual obligations compared to the information disclosed in the 2007 annual report except for capital commitments which increased by $13.7 million to $24.8 million mainly due to the Rosebel mill expansion and optimization projects.

Related Party Transactions

There were no material related party transactions during the first half of 2008.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Disclosure Controls and Procedures and Internal Controls

As of the end of the second quarter of 2008 of IAMGOLD, an evaluation was carried out under the supervision of, and with the participation of IAMGOLD’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of disclosure controls and procedures.  Based on that evaluation, the CEO and the CFO have concluded that the design and operation of disclosure controls and procedures were effective as of June 30, 2008, the end of the period covered by this report, to ensure material information relating to IAMGOLD and its subsidiaries would be made known to them by others within those entities.

There have been no changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Changes in Canadian Accounting Policies

(a)  Financial instruments—disclosures and presentation:

The Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which were effective for IAMGOLD on January 1, 2008.  The new standards replace Section 3861—Financial instruments – disclosure and presentation.

Section 3862 require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments influencing the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The adoption of this new accounting standard resulted in expanded disclosures in Note 12 of the Company’s interim unaudited consolidated financial statements.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.  The adoption of this new accounting standard did not have any impact on the Company’s financial statements.

The Company’s financial instruments such as cash and cash equivalents, restricted cash, marketable securities and warrants are all recorded at fair values on the Company’s balance sheet, while receivables, accounts payable and long-term debt are recorded at amortized cost, and gold forward contracts, initially recorded at fair value, are subsequently recorded at amortized cost.

(b)  Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535 – Capital disclosures, which was effective for IAMGOLD on January 1, 2008.  Section 1535 – Capital disclosures specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  The adoption of this new accounting standard resulted in expanded information disclosed in Note 13 of the Company’s interim unaudited consolidated financial statements.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

(c)  Inventories:

In June 2007, the CICA issued Section 3031 – Inventories which replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;
•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;
•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;
•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure presented in Notes 6 and 10 of the Company’s interim unaudited consolidated financial statements.   The adoption of this new accounting standard resulted in a reclassification of $1.3 million of capital spares from inventories to mining assets at January 1, 2008.

Future Accounting Changes

Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets.  This section gives the definition of goodwill and intangible assets, and instruction for recognition and measurement.  This section applies to fiscal years beginning on or after October 1, 2008.  The Company is assessing the impact of this new section and will adopt these standards in 2009.

International Financial Reporting Standards

In January 2006, the Accounting Standards Board (“AcSB”) adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).  In February 2008, the AcSB confirmed that IFRS must be adopted for fiscal years beginning on or after January 1, 2011.

IAMGOLD started its transition process with the development of a preliminary plan and the identification of a team and an external resource provider which will be involved in the process.  This team includes people at all levels of the organization from different departments such as finance, information technology, internal control, mining operations and investor relations.  A training plan has been developed and is currently in progress.  The team is currently in the process of identifying the major differences between the Company’s accounting policies and IFRS and will assess the impact of the application of IFRS on the Company’s consolidated financial statements, including choices permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis.  The impact on the Company’s business practices, information technology and data systems, and internal controls over financial reporting will also be assessed and a detailed implementation plan will be developed.  The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the changeover planned in 2011.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Forward-Looking Statements

Cautionary statement on Forward-Looking Information

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”.  The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves, adverse changes in the Company’s credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.  IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects, include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future of the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow.  The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

US Investors Should Note

The US Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce.  The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC.  US investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F.  A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Financial Measures

Adjusted Net Earnings

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represent net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
(in $000’s)	$	$	$	$	$	$
Adjusted net earnings	33,271	34,373	14,401	19,527	12,355	11,285
Impairment charge – Mupane	-	-	-	-	(93,725)	-
Impairment charge – Doyon development costs	-	-	(5,903)	-	-	-
Net earnings (loss)	33,271	34,373	8,498	19,527	(81,370)	11,285

Cash Costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, exploration and development costs.  These costs are then divided by ounces of gold produced to arrive at the total cash costs per ounce.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP.  They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Second quarter ended June 30, 2008
(unaudited)	Operating Gold Mines							Other
(in $000’s, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	39,001	16,758	8,628	8,012	18,604	8,919	99,922	20,277	120,199
Adjust for:
By-product credit	(87)	(779)	(379)	(58)	(57)	(13)	(1,373)
Stock movement	75	2,776	(608)	1,538	-	88	3,869
Stockpile movement-depreciation	(173)	(29)	77	-	-	-	(125)
Accretion expense	(325)	(489)	(54)	(102)	(146)	(109)	(1,225)
Termination benefits-Accretion expense	-	-	(60)	-	-	-	(60)
Foreign exchange, interest and other	(643)	78	(11)	66	403	(176)	(283)
Cost attributed to non-controlling interest	(1,892)	-	-	-	-	-	(1,892)
	(3,045)	1,557	(1,035)	1,444	200	(210)	(1,089)
Cash costs – operating mines	35,956	18,315	7,593	9,456	18,804	8,709	98,833
Cash costs – working interests(3)							21,126
Total cash costs including working interests							119,959
Attributable gold production – operating mines (000 oz )	75	29	24	25	45	15	213
Attributable gold production – working interests (000 oz)(3)							42
Total attributable gold production (000 oz)							255
Total cash costs ($/oz)	485	631	311	378	414	583	472

(1) Niobium, Exploration and development and Corporate Segments.
(2) As per unaudited Interim Consolidated Statement of Earnings.
(3) Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Second quarter ended June 30, 2007
(unaudited)	Operating Gold Mines							Other
(in $000’s, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	33,824	16,884	5,886	13,137	15,076	7,778	92,585	18,323	110,908
Adjust for:
By-product credit	(41)	(670)	(208)	(53)	(20)	(13)	(1,005)
Stock movement	296	2,572	426	(342)	(382)	293	2,863
Accretion expense	(38)	(384)	(857)	(731)	(43)	258	(1,795)
Foreign exchange, interest and other	(772)	(53)	11	72	(963)	(760)	(2,465)
Cost attributed to non-controlling interest	(1,663)	-	-	-	-	-	(1,663)
	(2,218)	1,465	(628)	(1,054)	(1,408)	(222)	(4,065)
Cash costs – operating mines	31,606	18,349	5,258	12,083	13,668	7,556	88,520
Cash costs – working interests(3)							14,942
Total cash costs including working interests							103,462
Attributable gold production –operating mines (000 oz)	69	34	18	24	34	33	212
Attributable gold production – working interests (000 oz)(3)							39
Total attributable gold production (000 oz)							251
Total cash costs ($/oz)	466	533	298	499	406	227	413

(1)   Niobium, Exploration and development and Corporate Segments.
(2)  As per unaudited Interim Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

First half ended June 30, 2008
(unaudited)	Operating Gold Mines							Other
(in $000’s, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	73,471	37,737	15,814	16,067	32,912	15,896	191,897	36,386	228,283
Adjust for:
By-product credit	(165)	(1,577)	(642)	(96)	(77)	(21)	(2,578)
Stock movement	3,549	1,451	(443)	1,770	(14)	117	6,430
Stockpile movement-depreciation	(422)	(27)	113	-	-	-	(336)
Accretion expense	(643)	(960)	49	(175)	(290)	(212)	(2,231)
Termination benefits-Accretion expense	-	-	(60)	-	-	-	(60)
Foreign exchange, interest and other	(1,089)	100	60	497	869	(183)	254
Cost attributed to non-controlling interest	(3,735)	-	-	-	-	-	(3,735)
	(2,505)	(1,013)	(923)	1,996	488	(299)	(2,256)
Cash costs – operating mines	70,966	36,724	14,891	18,063	33,400	15,597	189,641
Cash costs – working interests(3)							41,348
Total cash costs including working interests							230,989
Attributable gold production –operating mines (000 oz)	147	58	42	45	82	32	406
Attributable gold production – working interests (000 oz)(3)							83
Total attributable gold production (000 oz)							489
Total cash costs ($ /oz)	486	633	354	398	408	487	474

(1)   Niobium, Exploration and development and Corporate Segments.
(2)  As per unaudited Interim Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

First half ended June 30, 2007
(unaudited)	Operating Gold Mines							Other
(in $000’s, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	58,577	34,179	11,928	25,433	28,520	14,384	173,021	33,461	206,482
Adjust for:
By-product credit	(74)	(949)	(421)	(172)	(43)	(37)	(1,696)
Stock movement	266	1,761	306	(1,425)	(1,095)	(11)	(198)
Accretion expense	(74)	(736)	(955)	(804)	(86)	137	(2,518)
Foreign exchange, interest and other	(1,393)	(211)	19	142	(783)	(581)	(2,807)
Cost attributed to non-controlling interest	(2,865)	-	-	-	-	-	(2,865)
	(4,140)	(135)	(1,051)	(2,259)	(2,007)	(492)	(10,084)
Cash costs – operating mines	54,437	34,044	10,877	23,174	26,513	13,892	162,937
Cash costs – working interests(3)							31,552
Total cash costs including working interests							194,489
Attributable gold production –operating mines (000 oz)	115	65	35	41	65	68	389
Attributable gold production – working interests (000 oz)(3)							81
Total attributable gold production (000 oz)							470
Total cash costs ($/oz)	482	522	314	561	407	203	414

(1)  Niobium, Exploration and development and Corporate Segments.
(2)  As per unaudited Interim Consolidated Statement of Earnings.
(3)  Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - INTERIM REPORT - JUNE 30, 2008 (UNAUDITED)

Operating Margin per Kilogram of Niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium for the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine.  The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operations.  Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium for the Niobec mine to the revenue and mining costs for the Niobec mine as per the unaudited interim consolidated statement of earnings.

(unaudited)	2008		2007
(in $000’s, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1

Revenues from the Niobec mine as per segmented information (Note 14 of unaudited consolidated interim financial statements)	$38,389	$32,707	$30,147	$26,457	$28,929	$22,220

Mining costs per consolidated statement of earnings	$120,199	$108,084	$114,179	$105,825	$110,908	$95,574
Mining costs from gold mines as per cash cost reconciliation	(99,922)	(91,975)	(91,100)	(91,671)	(92,585)	(80,436)
Other mining costs	(274)	(149)	(4,361)	(1,067)	(492)	(36)
Mining costs from the Niobec mine	$20,003	$15,960	$18,718	$13,087	$17,831	$15,102

Operating margin	$18,386	$16,747	$11,429	$13,370	$11,098	$7,118
Sales volume (000 kg Nb)	1,217	1,046	1,066	938	1,259	1,074
Operating margin ($/kg Nb)	$15	$16	$11	$14	$9	$7

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)